Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

August 26, 2008

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation Form 10-KSB for the year ended December 31, 2007 Form 10-QSB for the quarter ended March 31, 2008 SEC File No. 0-2000 Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”) we are submitting this letter in response to your letter dated July 30, 2008, which comments on Entrx’s Form 10-KSB for the year ended December 31, 2007, and Entrx’s Form 10-QSB (which should have been on Form 10-Q) for the quarter ended March 31, 2008. The comment numbers listed below correspond to the comment numbers contained in your letter. Comments 2 through 9 relate to Entrx’s Form 10-KSB and Comments 10 through 12 relate to Entrx’s Form 10-QSB.

Comment 2. Management’s Discussion and Analysis - Results of Operations, p. 13.

In response to comment number 2, Entrx has included the following language in its form 10-Q filed for the quarter ended June 30, 2008, under “Results of Operations” on page 10. This appears as the second paragraph under the subheading “Revenue.”

Securities and Exchange Commission
August 26, 2008

Approximately 65% and 68% of the revenues for the three and six months ended June 30, 2008, respectively, were from insulation maintenance contracts, which often continue from year to year. This compares with 67% and 73% of our revenues being derived from insulation maintenance contracts in the three and six months ended June 30, 2007. Approximately 35% and 32% of revenues in the three and six months ended June 30, 2008, respectively, were derived from insulation installation and removal projects, which are not normally continuing, but can go on for a year or more. This compares with 33% and 27% of our revenues being derived from insulation installation and removal projects in the three and six months ended June 30, 2007, respectively. These percentages are approximate because some installation and removal projects involve maintenance arrangements, and vice versa. The Company bids on hundreds of projects during any given year. These projects range in value from a few hundred dollars to multi-million dollar projects, and the projects can last from a few hours up to over a year in duration. The Company cannot predict what projects will be coming up for bid in any particular period, or whether it will be the winning bidder. Accordingly, the Company is unable to determine if the revenue trends, or the allocation between maintenance contracts and installation and removal contracts, will continue.

In addition, in the next paragraph in Entrx’s June 30, 2008 Form-10-Q, under the subheading “Cost of Revenue and Gross Margin,” Entrx added the following sentence, which it believes answers one of your concerns in comment 2:

While the gross margin percentage varies from job to job, insulation maintenance contracts generally have a lower gross margin percentage than insulation installation and removal contracts.

Comment 3. Financial Statements -- Consolidated Statements of Operations, page 23

Entrx separately presented the gain on sale of building, land and building improvements and legal settlements as components of its income from continuing operations pursuant to paragraph 26 of APB due to their infrequent nature. Although Entrx agrees that these items should have been included within the determination of its 2006 operating income, Entrx believes that the misclassification of these items in its 2006 financial statements is not material, based on the fact that the nature and amount of both items are separately presented and transparently disclosed in Entrx’s 2006 financial statements and based on the fact that they have no impact on net income, shareholder’s equity or cash flows as reported. As an additional consideration, Entrx also notes that the 2006 comparative period will not be required to be presented in future filings.

Comment 4. Financial Statements -- Consolidated Statements of Shareholders’ Equity, page 24

Entrx has considered the omission of the $47,251 reclassification adjustment from the determination of comprehensive income (loss) for the year ended December 31, 2006, and does not believe the omission to be quantitatively or qualitatively material to the reported comprehensive income of $2,051,995.

Securities and Exchange Commission
August 26, 2008

Entrx has similarly considered the omission of the $173,153 reclassification adjustment and $49,073 of unrealized gains on available for sale securities from the determination of comprehensive income (loss) for the three months ended March 31, 2008, and it does not consider the resulting understatement of comprehensive income for the three-month period to be quantitatively or qualitatively material, as there is no impact of the omission of these items on its reported net income for the period. The reclassification adjustments and unrealized gains have been properly incorporated in our determination and presentation of comprehensive income in our Form 10-Q for the period ended June 30, 2008.

The change in Entrx’s accumulated other comprehensive income (loss) account from December 31, 2007 to March 31, 2008 is as follows:

Balance, December 31, 2007	$(216,509)

Unrealized gains on available for sale securities	49,073

Reclassification adjustment for unrealized losses
on available-for-sale securities recognized in net income	173,153

Balance, March 31, 2008	(5,717)

Comment 5. Notes to Financial Statements - Note 5 - Investments in Unconsolidated Affiliates, page 31

Entrx evaluated the AIM market and determined that it does not have the same breadth and scope of the United States markets referred to in paragraph 3(b) of SFAS 115 based upon a number of factors. The market for Catalytic Solutions, Inc. (“Catalytic”) shares appears to be primarily on a work-out basis, with arranged transactions. In July 2008, for example, there were trades in Catalytic stock on three days only, as follows:

Date	Shares Traded

July 14, 2008	50,000 23,335 100,000

July 15, 2008	23,335

July 31, 2008	5,354

This is a total of 202,024 shares, and may represent both the sell side and buy side, such as most certainly is the case of the 23,335 shares. This trading pattern has been evident all during 2008. Entrx does not consider this trading volume to be sufficient to establish that a real market at reliable prices exists. Accordingly, liquidation of the 384,084 shares owned by Entrx on the AIM Market in any prompt or orderly fashion, or at any stable or predictable price, does not appear feasible.

Securities and Exchange Commission
August 26, 2008

Entrx also notes the less stringent listing requirements on the AIM market versus the United States markets. As discussed in a Dec 2006 SEC speech by Roel Campos “The quality of investor protection afforded these listings is significantly lower than on the larger exchanges. For example, unlike the U.S. exchanges, AIM does not require for admission minimum shares in public hands, a trading record, prior shareholder approval for most transactions, admission documents pre-vetted by the Exchange or a minimum market capitalization. It requires semi-annual disclosures (rather than the quarterly and annual filings required for U.S. listing) and the appointment of a nominated adviser to the company.”

Entrx acquired this investment in November 2001 when Catalytic Solutions, Inc. was a private company.

Comment 6. Notes to Financial Statements - Note 14 - Commitments and Contingencies - Leases, page 37

Entrx received no material amounts of capital improvement funding or other lease concessions in connection with the properties leased in Minneapolis, Minnesota or Fullerton, California. Entrx’s lease agreement for its Fullerton, California facility contains an approximate annual 3% step rent increase. The difference between Entrx’s cash payments for rent (which are expensed in Entrx’s 2007 interim and annual financial statements) and rent expense calculated on a straight-line is not material to Entrx’s interim or annual reported results, as it is approximately $2,500 per quarter and $10,000 annually.

Comment 7. Litigation, page 37

Entrx has estimated, and accounted for its estimate of, current and future liability for asbestos-related personal injury claims, using the method described in its 2005, 2006 and 2007 annual 10-KSB filings, and interim quarterly 10-QSB/10-Q filings. Entrx cannot make any meaningful estimates of the degree to which its liability for those claims will be more or less than its current estimates. Although we believe it to be implicit in our discussion on this matter, Entrx will include in its future filings statements to the effect that “our liability for asbestos-related claims could be higher or lower than that which has been accrued by amounts which we cannot currently determine.”

Comment 8. Litigation, page 37

Entrx engaged legal counsel to make a comprehensive review of its insurance coverage for asbestos-related claims in early 2006, and periodically ask for updates and confirmation of that coverage. Based upon these reviews, Entrx believes that it is probable that it has sufficient insurance to cover current and future asbestos-related personal injury claims. This belief is, of course, further based upon Entrx’s estimates of the number of claims which may be made in the future and the aggregate indemnity that will be paid on current and future claims. Entrx continuously reviews the actual results of its asbestos-related liability experience and makes adjustments to those estimates based on this experience when and if it is believed to be appropriate. Entrx has eliminated references to the legal opinion in its Form 10-Q for the period ended June 30, 2008, and will similarly do so for future filings.

Securities and Exchange Commission
August 26, 2008

Comment 9. Litigation, page 37

Based upon the advice of legal counsel, it is possible but highly unlikely that the result of the litigation commenced by ACE Property and Casualty Company and others (the “ACE litigation”) would materially diminish Entrx’s insurance coverage for asbestos-related claims. The ACE litigation is as much about the coverage responsibility among the various insurers as it is about total coverage available. Entrx does not believe that the outcome of this litigation will alter its assessment in any material way as to the total coverage available. Even if the litigation results in some coverage limitations, Entrx should still have adequate insurance coverage. Note 15 “Insurance Settlement” discloses that Entrx has accrued $375,000 as a potential loss in connection with the Allstate cross-complaint.

Comment 10. General

Entrx was able to incorporate several of its responses to your letter in its quarterly report on Form 10-Q for June 30, 2008, as noted in this letter above, and will consider all of those comments in its future interim and annual filings.

Comment 11. General

Entrx has filed its second quarter report on Form 10-Q, and will continue to use that form on future filings in accordance with applicable regulation.

Comment 12. Notes to Financial Statements - Note 3, page 26

The other-than-temporary impairment charge of $173,153 is related to Entrx’s investment in Clearwire Corporation. This impairment charge was determined based upon the price of Clearwire’s common stock on the NasdaqGS on March 31, 2008 of $14.81 per share. Entrx concluded that the impairment was other-than-temporary for the following reasons:

a.
The length of time that the value had been less than cost - Since November 8, 2007 through early May when Entrx filed its Form 10-Q for the period ended March 31, 2008, the market value of Entrx’s investment had been less than its cost. During the same period, Clearwire’s stock price had been extremely volatile, trading in a range between $10.41 and $18.03 per share.

b.	The severity of the decline in market price - Our basis in Clearwire’s stock at the end of 2007 was $19.20 per share as compared to a market price of $14.81 per share on March 31, 2008, a decline of approximately 23%.

Securities and Exchange Commission
August 26, 2008

General

Entrx does not believe that the comments contained in your letter, or its responses to those comments included herein and in its June 30, 2008 Form 10-Q, require an amendment to Entrx’s 2007 Form 10-KSB or its March 31, 2008 Form 10-QSB, as it believes that those filings do not omit material information, and that the changes Entrx has made in its June 30, 2008 Form 10-Q are not material enough to merit the filing of an amendment to prior filings.

On behalf of Entrx and in connection with responding to your comments, we acknowledge that Entrx is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934, and that Securities and Exchange Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to any such filing.

We also acknowledge the staff’s position that Entrx may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any other person under the federal securities laws of the United States, but we do not acknowledge that Entrx may not make such an assertion if it deems it appropriate to do so.

I will be available to discuss the foregoing at 612-373-8541.

Very truly yours,

Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation